SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: 14 March 2011
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
News Release

March 14, 2011
New copper-molybdenum-gold zone discovered
on Ivanhoe Mines-BHP Billiton joint venture licence
approximately 10 kilometres north of Oyu Tolgoi
Discovery extends the known strike length of the Oyu Tolgoi
mineralized system to 23 kilometres
Pre-mining agreement concluded with Government of Mongolia
ULAANBAATAR, MONGOLIA — Robert Friedland, Executive Chairman and Chief Executive Officer of Ivanhoe Mines Ltd., and Richard Gosse, Vice-President, Exploration, announced today that Ivanhoe and BHP Billiton Ltd. have discovered a new zone of shallow copper-molybdenum-gold mineralization approximately 10 kilometres north of the Ivanhoe Mines Oyu Tolgoi copper-gold mining complex currently under construction in southern Mongolia.
The discovery, known as Ulaan Khud North, extends the known strike length of the Oyu Tolgoi mineralized system by an additional three kilometres to the north, to more than 23 kilometres.
Less than half of the 23-kilometre-long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program including proprietary, induced-polarization (IP) technology has identified additional exploration and development targets.
“The Ulaan Khud North discovery reinforces our longstanding belief that with continued exploration there is excellent potential to discover new porphyry deposits, rich in copper and gold, which are associated with the world-class Oyu Tolgoi mineralized trend,” said Mr. Friedland.
Ulaan Khud North is located on a 19,625-hectare exploration licence that is part of Ivanhoe’s joint-venture partnership with BHP Billiton, which was formed in 2005. BHP Billiton has earned a 50% interest in the joint venture, which includes the Ulaan Khud North property, by spending US$8 million in exploration costs and conducting an airborne survey using the proprietary FalconTM gravity gradiometer system over the Oyu Tolgoi area.
A total of 25 drill holes (UKD031 to 055) totalling 6,561 metres, ranging in depth from 182 metres to 377 metres, defined the new zone of shallow porphyry copper mineralization over an area of 600 metres by 300 metres. Most of the holes are vertical and were drilled on a 100-metre-square grid. The mineralized zone starts beneath 60 to 80 metres of Cretaceous clay and gravels, indicative of a near-surface deposit with open-pit mining potential. Ivanhoe’s geologists believe that the near-surface copper mineralization discovered to date at Ulaan Khud North may be part of a much larger deposit.

Mineralization occurs in quartz monzodiorite, similar to mineralized quartz monzodiorites at Oyu Tolgoi. A total of 23 of the 25 drill holes drilled at Ulaan Khud North intersected the mineralized quartz monzodiorite. The mineralization is porphyry-style stockwork, disseminations and massive veins of chalcopyrite, with molybdenite disseminations and veinlets and trace bornite. Many holes encountered mineralization with greater than 1% copper in multiple individual one-metre samples, while almost all holes have longer intervals of mineralization grading greater than 0.3% copper. Numerous post-mineral intrusive rocks cut the mineralized quartz monzodiorite and define the boundaries of most mineralized intervals. (Photos of mineralization found at Ulaan Khud North are attached.)
“The presence of intensively mineralized and altered quartz monzodiorite and basalt xenoliths within the moderately mineralized quartz monzodiorite supports the idea that an earlier phase of stronger mineralization exists at depth and along margins of the area,” said Mr. Gosse.
Highlights include:

Hole No.	From (m)	To (m)	Len. (m)	Cu (%)	Au (g/t)	Mo (%)	eCu%
UKD031	155.00	174.00	19.00	0.941	0.098	0.029	1.158
UKD032	171.10	181.00	9.90	1.410	0.248	0.042	1.793
UKD034	91.00	97.00	6.00	1.094	0.165	0.037	1.396
UKD039	187.75	191.05	3.30	1.357	0.140	0.081	1.878
UKD045	208.10	217.70	9.60	2.429	0.121	0.149	3.300
UKD045	289.00	293.00	4.00	1.156	0.063	0.049	1.457
UKD046	174.35	182.00	7.65	2.242	0.203	0.081	2.803
The equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold and US$10/lb for molybdenum. For convenience, the formula is: CuEq% = Cu% + ((Au g/t*18.98)+(Mo %*158.6))/29.76.
A full list of intercepts using a 0.2% copper cut-off is shown in Table 1. The true widths of mineralization and post-mineral dykes have yet to be established.
The mineralization at Ulaan Khud North starts as shallow as 60 metres below surface, much higher than the mineralized zone at Hugo Dummett to the south. The fact that Ulaan Khud North occurs in similar Devonian host rocks to Hugo Dummett suggests that the main Oyu Tolgoi porphyry system trend is relatively shallow in this area and that potential for surface-mineable targets still exist within the Oyu Tolgoi trend and Ulaan Khud North in particular.
The Ulaan Khud North property adjoins the Shivee Tolgoi Entrée Gold—Ivanhoe Mines joint-venture property and is about three kilometres north of mineralization found at Ulaan Khud on that licence.
Three-Year Pre-Mining Agreement Received
The Pre-Mining Agreement for the Ulaan Khud North property specifies that Ivanhoe and BHP Billiton have three years to conduct additional exploration, complete an environmental impact study, prepare a final feasibility study and gain approval for the design for the project. The agreement also specifies that a Technical and Economical Study to mine the deposit is required to be delivered to the Mineral Resources Authority of Mongolia (MRAM) by June 30, 2013.
“The Pre-Mining Agreement provides a three-year window to aggressively explore the project and to prepare resource, technical and economic studies. It also paves the way for the Ulaan Khud North Project to obtain all necessary mining permits and approvals,” said Mr. Gosse.

Quality Assurance and Quality Control
Stephen Torr, P.Geo., Ivanhoe Mines’ Mineral Resource Manager and a qualified person as required by NI 43-101, supervised the preparation of the information in this news release. The sampling program used at the Ulaan Khud North project comprised collection of core samples taken on one-metre intervals in mineralized zones and two-metre intervals in non-mineralized post-mineral dykes, excluding dykes that extend more than five metres along the core length. Samples of one-half of HQ core were taken for assaying. The core was marked with a continuous cutting line along the middle, parallel to the long axis, to prevent a sampling bias during splitting. Splitting was done with a rock saw flushed continually with water. Samples were placed in cloth bags, sealed with numbered security tags, quality control samples were inserted for monitoring of the assay data and all samples were sent to SGS Mongolia LLC for preparation and assaying. Each batch of 20 samples contained one Standard Reference material, certified for copper-gold, one Field Blank, one Core Duplicate and one Pulp or Crush Duplicate. All samples were assayed for gold, copper, molybdenum, arsenic, silver, lead and zinc.
Upon receipt of assay results, values for Standard Reference Material samples and Field Blanks were tabulated and compared to those from an established Round Robin program. Assay results that deviated from the Round Robin program results beyond pre-set tolerance limits were rejected and subject to re-assay. Check assays were conducted on a regular basis at the rate of one per batch of 20 samples.
About Ivanhoe Mines
Ivanhoe Mines (IVN: NYSE, NASDAQ & TSX) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (SGQ: TSX; 1878: HK); a 62% interest in Ivanhoe Australia (IVA: ASX & TSX), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.331.9830 Website: www.ivanhoemines.com
Forward-looking statements
This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events such as Ivanhoe’s intent to continue drilling at the Oyu Tolgoi Project. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. Forward- looking statements within this release include, but are not limited to the 2011 exploration program for the Ulaan Khud North Project. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results almost always will vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Readers are referred to the sections entitled “Risk Factors” in Ivanhoe Mines’ periodic filings with Canadian and U.S. Securities Commissions.

Hole UKD031 — 166.92 to 172.16: Porphyry mineralization in medium-grained quartz monzodiorite (QMD) with strong hematite+albite, K-feldspar-magnetite alteration overprinted by epidote and cross cut by stockwork of quartz veins (5-10%). Disseminated chalcopyrite and molybdenite increasing with depth (to bottom right) from 1% to 8% in vein/veinlets and altered QMD. Assays for 1m samples are:

From	To	Metres	Copper	Gold	Molybdenum
167.00	168.00	1.00	0.472	0.040	0.0034
168.00	169.00	1.00	0.341	0.020	0.0165
169.00	170.00	1.00	0.921	0.910	0.1130
170.00	171.00	1.00	2.34	0.190	0.1860
171.00	172.00	1.00	2.96	0.170	0.0804

Hole UKD045 — 217-217.7m: Semi-massive sulphide (chalcopyrite-pyrite-molybdenite) locally brecciated in quartz monzodiorite (QMD) with intense silica-magnetite alteration. Assay for the 70 cm interval: 10.1% Cu, 0.61 % Mo, 0.64 g/t Au.
Hole UKD045 — 289-290m: Chalcopyrite-pyrite-magnetite bearing silica/quartz vein cut by 1-3mm wide molybdenite vein in altered QMD. Assay for the 1m interval: 1.24% Cu, 0.15 % Mo, 0.10 g/t Au.

Table 1. Significant Drill Results from Ulaan Khud.

Hole No.	From (m)	To (m)	Len. (m)	Cu (%)	Au (g/t)	Mo (%)	eCu%
UKD031	150.80	184.85	34.05	0.652	0.061	0.022	0.809
including	155.00	174.00	19.00	0.941	0.098	0.029	1.158

UKD032	72.00	102.00	30.00	0.266	0.024	0.019	0.385
including	93.00	102.00	9.00	0.535	0.029	0.042	0.779
and	127.50	204.00	76.50	0.354	0.056	0.014	0.462
including	171.10	181.00	9.90	1.410	0.248	0.042	1.793

UKD033	162.00	175.00	13.00	0.200	0.003	0.008	0.244

UKD034	89.60	198.00	108.40	0.249	0.033	0.006	0.302
including	91.00	97.00	6.00	1.094	0.165	0.037	1.396

UKD035	132.80	138.00	5.20	0.204	0.022	0.006	0.247

UKD036	90.90	222.00	131.10	0.213	0.012	0.007	0.261
including	139.30	147.00	7.70	0.777	0.036	0.023	0.923

UKD037	71.00	150.00	79.00	0.260	0.019	0.005	0.298
including	72.00	78.00	6.00	0.821	0.041	0.004	0.866
including	88.00	95.20	7.20	0.595	0.031	0.010	0.665
including	137.40	144.50	7.10	0.597	0.033	0.010	0.673
and	180.20	206.00	25.80	0.222	0.015	0.007	0.270
and	227.75	252.80	25.05	0.202	0.024	0.006	0.246
and	287.00	315.00	28.00	0.343	0.034	0.007	0.400

UKD038	63.20	90.00	26.80	0.274	0.053	0.003	0.324
and	99.80	135.05	35.25	0.268	0.012	0.004	0.295
and	183.00	212.15	29.15	0.310	0.016	0.028	0.468
including	198.00	205.00	7.00	0.528	0.033	0.040	0.763

UKD039	187.75	212.90	25.15	0.269	0.025	0.016	0.370
including	187.75	191.05	3.30	1.357	0.140	0.081	1.878

UKD040	73.50	106.45	32.95	0.203	0.009	0.002	0.218
including	88.10	91.60	3.50	0.765	0.016	0.008	0.820
and	171.00	177.25	6.25	0.386	0.032	0.009	0.455
and	201.00	206.00	5.00	0.288	0.026	0.010	0.356

UKD041	173.05	182.00	8.95	0.253	0.013	0.008	0.302
and	221.80	297.10	75.30	0.296	0.057	0.011	0.391
including	239.87	247.00	7.13	0.548	0.308	0.030	0.902
including	270.00	280.00	10.00	0.524	0.033	0.012	0.609

UKD042	92.00	141.65	49.65	0.249	0.013	0.004	0.279
including	94.00	100.00	6.00	0.615	0.045	0.015	0.722
and	175.50	216.40	40.90	0.206	0.018	0.006	0.248

UKD043	95.80	101.15	5.35	0.330	0.019	0.004	0.366
and	116.00	129.00	13.00	0.262	0.014	0.004	0.294
and	172.25	179.90	7.65	0.268	0.016	0.008	0.319
and	193.10	204.60	11.50	0.293	0.038	0.012	0.380
and	224.50	230.00	5.50	0.303	0.046	0.003	0.349

UKD044	No significant intersections

UKD045	105.00	159.25	54.25	0.350	0.021	0.011	0.421
including	111.00	116.85	5.85	0.612	0.041	0.018	0.732
including	148.00	159.25	11.25	0.735	0.043	0.025	0.897
and	188.15	217.70	29.55	0.928	0.048	0.054	1.244
including	208.10	217.70	9.60	2.429	0.121	0.149	3.300
and	265.20	327.00	61.80	0.232	0.027	0.008	0.292
including	266.00	272.00	6.00	0.603	0.187	0.006	0.755
including	289.00	293.00	4.00	1.156	0.063	0.049	1.457

Hole No.	From (m)	To (m)	Len. (m)	Cu (%)	Au (g/t)	Mo (%)	eCu%
UKD046	75.30	79.35	4.05	0.559	0.020	0.003	0.590
and	107.80	141.20	33.40	0.255	0.013	0.002	0.276
and	170.35	218.00	47.65	0.579	0.048	0.026	0.748
including	174.35	182.00	7.65	2.242	0.203	0.081	2.803
and	244.00	377.00	133.00	0.243	0.014	0.006	0.286
including	341.00	345.60	4.60	0.501	0.026	0.017	0.609

UKD047	163.00	217.00	54.00	0.207	0.016	0.012	0.283
and	225.75	237.20	11.45	0.222	0.018	0.018	0.332

UKD048	No significant intersections

UKD049	No significant intersections

UKD050	95.65	104.80	9.15	0.229	0.037	0.006	0.286

UKD051	126.00	133.40	7.40	0.265	0.012	0.001	0.280
and	151.70	174.85	23.15	0.442	0.042	0.018	0.566
including	161.25	166.00	4.75	0.773	0.096	0.022	0.952
and	198.50	205.15	6.65	0.593	0.011	0.008	0.640

UKD052	No significant intersections

UKD053	226.00	229.25	3.25	0.408	0.027	0.007	0.461
and	234.10	240.20	6.10	0.201	0.029	0.004	0.240

UKD054	251.00	255.60	4.60	0.219	0.035	0.001	0.246

UKD055	192.00	201.35	9.35	0.347	0.021	0.012	0.424
and	241.90	312.00	70.10	0.254	0.136	0.031	0.509

Notes	- includes narrow, barren post mineral dykes and excludes larger, barren post mineral dyes - cut-off for main intervals is 0.2% Cu and cut-off for smaller included intervals is 0.5% Cu
The equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold and US$10/lb for molybdenum. For convenience, the formula is: CuEq% = Cu% + ((Au g/t*18.98)+(Mo %*158.6))/29.76

Table 2. Coordinates of Ulaan Khud drill hole collars.

							Depth	Depth
Hole	UTM	UTM	Elevation	Azimuth	Dip	Depth	PCD	Diamond
Number	East	North	(m)	Degrees	Degrees	(m)	(m)	(m)
UKD031	654500	4778600	1164.6	0	90	255.7	51.0	204.7
UKD032	654600	4778600	1164.2	0	90	360.6	71.1	289.5
UKD033	654600	4778500	1164.2	0	90	194.8	75.0	119.8
UKD034	654400	4778400	1165.0	0	90	215.1	60.1	155.0
UKD035	654400	4778500	1165.5	0	90	248.2	54	194.2
UKD036	654400	4778600	1165.8	0	90	282.3	63	219.3
UKD037	654600	4778700	1165.8	0	90	357.4	63	294.4
UKD038	654500	4778700	1165.8	0	90	294.2	63	231.2
UKD039	654600	4778597	1164.2	270	50	251.2	90	161.2
UKD040	654700	4778600	1164.2	0	90	230.5	73.5	157
UKD041	654700	4778700	1164.2	0	90	300.2	66	234.2
UKD042	654500	4778400	1165.4	0	90	218.4	66	152.4
UKD043	654600	4778400	1165.4	0	90	256.5	66	190.5
UKD044	654400	4778700	1165.4	0	90	182.5	69.8	112.7
UKD045	654500	4778800	1165.4	0	90	342.7	67.1	275.6
UKD046	654500	4778900	1165.4	0	90	377.0	66.3	310.7
UKD047	654600	4778800	1165.4	0	90	301.3	66	235.35
UKD048	654500	4779100	1165.4	0	90	216.7	81	135.7
UKD049	654600	4778900	1165.4	0	90	183.5	66.73	116.77
UKD050	654400	4778900	1165.4	0	90	198	78.5	119.5
UKD051	654550	4779000	1165.4	0	90	273.5	80	193.5
UKD052	654700	4779000	1165.4	0	90	189.5	81	108.5
UKD053	654800	4778900	1165.4	0	90	261.8	75.15	186.65
UKD054	654800	4778700	1165.4	0	90	257	75	182
UKD055	654700	4778800	1165.4	0	90	312.7	72	240.7

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: 14 March 2011	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary